UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 1-15256

BRASIL TELECOM S.A.

(Exact Name as Specified in its Charter)

Brazil Telecom Company

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

EXTRACT OF ITEM 1 OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS, HELD ON DECEMBER 6, 2011.

In my role as a secretary of the meeting of the Board of Directors, held on this date, I CERTIFY that item 1 of the Agenda of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A, held on December 6, 2011, at 2:00 p.m., at Rua Humberto de Campos 425, 8th floor, Leblon, City and State of Rio de Janeiro, reads as follows:

“As to item 1 of the Agenda, Mr. Alex Zornig presented to the Board a proposal for the Company to raise funds at favorable costs through the issuance of non-convertible Debentures with restricted placement efforts in accordance with CVM Instruction No. 476, dated January 16, 2009. The issuance will have the following principal charecteristices: (a) Issuer: Brasil Telecom S.A.; (b) Principal Amount: between R$1 billion and R$3 billion; (c) Nominal Amount per Unit: R$1 million; (d) Maturity: 6 years bullet and/or 7 years with three amortizations in the last three years; (e) Maximum Interest: CDI + 1.20% per annum; (f) Fee: up to 0.30% (flat); (g) Interest: semi-annually, accruing over the principal amount, equivalent to the DI over extragrupo rate, which is the variation of the average daily interbank deposit rate expressed as a percentage per annum, based on 252 business days, calculated on a daily basis and disclosed by CETIP (“DI Rate”), increased by a pre-fixed rate of 1% per annum, based on 252 business days; (h) Series: single or in more than one; (f) Form: nominative, book entry debentures, without the issuance of certificates; (j) Quantity: between 1,000 and 3,000; (k) Type: simple, without guarantee, not convertible into shares; (l) Date of Issuance: upon subscription and payment of the debentures; (m) Early Redemption: at any time with a premium of 0.10% per annum, calculated by the period remaining between the Date of Redemption and the Date of Maturity; (n) Acceleration: the Debentures may be accelerated according to the circumstances and under the terms and conditions established in the Indenture, according to common market and Oi practices; (o) Registration: the Debentures will be registered for trading in the secondary market though the National System of Debentures (SND – Sistema Nacional de Debêntures); (p) Lead Coordinator: Caixa Econômica Federal; (q) Other banks invited to participate in the issuance: Banco do Brasil, BTG Pactual, Banco Safra, Bradesco and their respective affiliates. The Board Members in attendance unanimously approved the proposal above and delegated to the Management of the Company the necessary powers to implement the issuance in the presented form.”

A majority of the members of the Board of Directors were present and affixed their signatures: (/s/) Maria Gabriela Campos da Silva Menezes Côrtes – Secretary of the Meeting; José Mauro Mettrau Carneiro da Cunha – Chairman of the Meeting; João de Deus Pinheiro de Macedo – Vice-President; Maxim Medvedovsky (alt.) and João Carlos de Almeida Gaspar. Rio de Janeiro, December 6, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer